

Mail Stop 4720

July 23, 2010

By U.S. Mail and Facsimile to: (918) 588-6853

Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re:** **BOK Financial Corporation**
> **Form 10-K Filed February 26, 2010**
> **Form 10-Q Filed April 30, 2010**
> **File No. 000-19341**

Dear Mr. Nell:

We have considered your letter to the staff dated June 21, 2010, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Loan Loss Experience, pages 48-49

1.   We note your response to our comment number one of our letter dated May 20, 2010.
        Please expand the disclosure in future filings to define and quantify the types of
        modifications made on residential mortgage loan agreements that are in accordance with
        agency guidelines.

Financial Statements

Note (13) Related Parties, pages 101-102

2.   The staff notes that the company's Proxy Statement dated March 19, 2009 indicates that
        in 2008, an affiliate of BOK Financial or its subsidiaries sold Oklahoma State Income
        Tax Credits to (a) George Kaiser, Chairman of the Board, and affiliates of Mr. Kaiser,
        receiving $5,070,000, and (b) Stan Lybarger, President and Chief Executive Officer,
        receiving $100,000 and that the credits were sold to affiliates on the same terms and
        conditions as third parties. Also, in 2007, the company's Proxy Statement dated March
        26, 2008 states that an affiliate of BOK Financial sold Oklahoma State Income Tax
        Credits to (a) George Kaiser, Chairman of the Board, receiving $9,234,100, and (b) Stan
        Lybarger, President and CEO, receiving $110,000 and that the credits are sold to
        affiliates as 3rd parties. In this regard, please tell us why this disclosure was not presented
        in the related parties note to the financial statements. Refer to ASC 850-10-50 and Rule
        4-08 (k) of Regulation S-X, as applicable. For each year that credits were sold by the
        company provide the following information:

    •   the amount of Oklahoma State Income Tax Credits sold and how they were valued;

    •   the purchaser of Oklahoma State Income Tax Credits and if such purchaser was a related
        party;

    •   the consideration received by the company;

    •   the accounting for the sale transaction in the company's financial statements; and

- if compensation resulted from the transaction address how the respective amount was determined.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions on accounting matters to Chris Harley, Staff Accountant, at 202-551-3695, or to me at 202-551-3452.

Sincerely,

Marc Thomas
Reviewing Accountant